Exhibit 99.1

NEWS RELEASE

Endeavour Silver Closes CA$3 Million in Two Private Placement Financings

Vancouver, Canada – December 31, 2008 - Endeavour Silver Corp. (EDR: TSX, EJD: DBFrankfurt and EXK: NYSE Alternext US) announces that it has closed CA$3 million in two private placement financings totaling 2,311,540 special warrants at CA$1.30 each.

The agents for the Company brokered the private placement of 1.775 million special warrants for gross proceeds of CA$2.3 million.  An additional 536,540 special warrants were placed privately in a non-brokered financing for gross proceeds of approximately CA$700,000.

Each special warrant is exchangeable for one common share and one half share purchase warrant. Each full share purchase warrant can be exercised to purchase an additional common share at an exercise price of CA$1.90 per share within a 5 year period from the earlier of the closing of the placement plus 60 days, or from the issuance of a final receipt for a prospectus to qualify the special warrants in all relevant Canadian jurisdictions.

The agents received a 6% agents fee amounting to CA$138,450 and 106,500 brokers’ special warrants.  An additional CA$32,880 plus 25,292 finders’ special warrants was paid to a finder as a 6% finders fee on a portion of the non-brokered private placement.  Bradford Cooke, Chairman and CEO of Endeavour Silver Corp., participated in the non-brokered private placement for 115,000 units.

The net proceeds of the financing will be added to working capital to fund the Company’s operating and capital plans at its two producing silver mines in Mexico and to provide additional capital for possible acquisitions in 2009.

The aforementioned securities will not be registered under the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”).  This news release shall not constitute an offer to sell or an offer to buy the securities in any jurisdiction.

Endeavour Silver Corp. (EDR: TSX, EXK: NYSE Alternext US, EJD: DBFrankfurt) is a small-cap silver mining company focused on the growth of its silver production, reserves and resources in Mexico. The expansion programs now underway at Endeavour’s two operating mines, Guanacevi in Durango and the Guanajuato Project in State, coupled with the Company’s aggressive acquisition and exploration programs in Mexico should enable Endeavour to join the ranks of mid-tier primary silver producers.

ENDEAVOUR SILVER CORP.
Per:

/s/ "Bradford J. Cooke"

Bradford Cooke
Chairman and CEO

For more information, please contact Hugh Clarke Toll free: 877-685-9775, tel: (604) 685-9775, fax: (604) 685-9744, email hugh@edrsilver.com or visit our website, www.edrsilver.com.  The TSX Exchange has neither approved nor disapproved the contents of this news release.

Suite #301 – 700 West Pender Street, Vancouver, BC, Canada, V6C 1G8
Toll free:  877-685-9775  (Canada & U.S.)  Phone:  (604) 685-9775 Fax:  (604) 685-9744
Website:   www.edrsilver.com   E-mail:  hugh@edrsilver.com    Trading Symbols:  TSX: EDR;  FSE: EJD

CAUTIONARY DISCLAIMER – FORWARD LOOKING STATEMENTS
Certain statements contained herein regarding the Company and its operations constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995.  All statements that are not historical facts, including without limitation statements regarding future estimates, plans, objectives, assumptions or expectations of future performance, are “forward-looking statements”.  We caution you that such “forward looking statements” involve known and unknown risks and uncertainties that could cause actual results and future events to differ materially from those anticipated in such statements.  Such risks and uncertainties include fluctuations in precious metal prices, unpredictable results of exploration activities, uncertainties inherent in the estimation of mineral reserves and resources, fluctuations in the costs of goods and services, problems associated with exploration and mining operations, changes in legal, social or political conditions in the jurisdictions where the Company operates, lack of appropriate funding and other risk factors, as discussed in the Company’s filings with Canadian and American Securities regulatory agencies.  Resource and production goals and forecasts may be based on data insufficient to support them. Godfrey Walton, P.Geo. and/or Bradford Cooke, P.Geo. are the Qualified Persons for the Company as required by NI 43-101. The Company expressly disclaims any obligation to update any forward-looking statements other than as required by applicable securities legislation. We seek safe harbour.